SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  2 October 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 2 October 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to end- September 2006

Recent Announcements to the London Stock Exchange

DATE	DETAILS

28.9.06	Director’s Technical interests
-Trust share purchases and releases.

26.9.06	Fidelity notify an interest of 3.01%.

25.9.06	Issue of Debt- NG Medium Term Note Programme.

22.9.06	Publication of Final Terms

18.9.06	Fidelity (FMR) Holding falls below 3%

18.9.06	Issue of Debt- Medium Term Note Programme.

15.9.06	Calendar Update

15.9.06	Publication of Final Terms

8.9.06	Directors Interests - Share Incentive Plan - monthly update

5.9.06	Director’s Technical interests- Trust share purchases.

25.8.06	Director interests on dividend reinvestment

25.8.06	Issue of Debt- Medium Term Note Programme.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to end- September 2006

28 September 2006

National Grid plc (NG)

Interests Notified by the Trustee of the National Grid plc Group Employee Share Trust

(Notification of Directors’ Technical Interests,

Pursuant to Section 324 (2) of the Companies Act 1985)

NG today received notifications from Towers Perrin Share Plan Services (Guernsey) Limited, as Trustee of the National Grid plc Group Employee Share Trust (the ‘Trust’), operated in conjunction with National Grid Share Award Plan 2004 (the ‘Plan’), Performance Share Plan, Share Matching Plan and Deferred Share Plan. Following the purchase of 100,000 Ordinary shares yesterday, at a market price of 650p per share for future releases under the Plan, and the release to participants of 5,216 shares, also yesterday, Executive Directors of NG (Roger Urwin, Steve Holliday, Steve Lucas, Mike Jesanis, Edward Astle and Nick Winser) are deemed to have a technical interest in the new balance of 257,365 NG Ordinary shares held in Trust. The B Shares held by the Trust remain unchanged.

(Note: For Companies Act purposes, the Executive Directors of NG are deemed to have a technical interest in all shares held in the Trust, together with all participating employees. The interest ceases when shares are transferred to participants by the release of shares from the Trust under the Performance Share Plan.)

Contact D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (‘National Grid’)

26 September 2006

Notification of Interest in National Grid Ordinary Shares;

Pursuant to Sections 198-202 of The Companies Act 1985.

National Grid today received a further notification from Fidelity International (FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries), that its notifiable interest had increased to 3.01% (81,880,668 shares) at 22 September 2006.

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued Euro 300,000,000 Floating Rate Instruments due 2009 Series No 42, as part of the National Grid plc and National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme.

25 September 2006

Contact

Media

Clive Hawkins	020 7004 3147

Investors

Andrew Kluth	020 7004 3365

National Grid PLC

22 September 2006

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc’s issue of Euro 300,000,000 Floating Rate Instruments due 2009 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3620j_-2006-9-22.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

Clive Hawkins

Media Relations

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3147
Fax:	+44 20 7004 3167

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 11 August 2006) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc

18 August 2006

Notification of Interest in National Grid plc ordinary shares;

Pursuant to Section 198 of The Companies Act 1985.

National Grid plc received notification from Fidelity International Limited (“FIL”) on Friday 15 September 2006, that it, and its direct and indirect subsidiaries, no longer had a notifiable interest in National Grid plc ordinary shares. FIL’s holding having reduced from 3.03% (82,537,325 shares) to 2.99% (81,411,368 shares).

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued Euro 750,000,000 Floating Rate Instruments due 2012 Series No 41, as part of the National Grid plc and National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme.

18 September 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)

National Grid plc (‘National Grid’)

15 September 2006

National Grid - Calendar Update

On 7 March 2006, National Grid notified its investor diary dates for 2006. That information is now updated to include the Trading update for the half-year ending 30 September 2006.

The full financial timetable for the current year is currently scheduled as follows:

3 October 2006	Trading update for the half-year ending 30 September 06
16 November 2006	2006/07 interim results
29 November 2006	Ordinary shares go ex-dividend
1 December 2006	Record date for ordinary shares 2006/07 interim dividend
8 December 2006	DRIP election date for 2006/07 interim dividend
24 January 2007	2006/07 interim dividend paid to qualifying ordinary shareholders

Contact: D C Forward, Assistant Secretary on 0207 004 3226

or Deborah Taylor, Investor Relations on 020 7004 3169.

National Grid PLC

15 September 2006

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc’s issue of Euro 750,000,000 Floating Rate Instruments due 2012 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0433j_-2006-9-15.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 11 August 2006) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (NG)

8 September 2006

(Notifications of Directors’ Interests, pursuant to Section 324(2) of the Companies Act 1985)

----------------------------------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 39,199 NG ordinary shares under the scheme was confirmed by the Trustee yesterday, the shares having been purchased in the market on 7 September 2006, at a price of 638 pence per share, on behalf of some 2,740 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	20 Ordinary Shares
Roger Urwin	20 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,166 Ordinary Shares Nil- B sharers - unchanged
Roger Urwin	1,235,123 Ordinary Shares B Shares - 58,397

Contact: D C Forward, Assistant Secretary (0207 004 3226)

5 September 2006

National Grid plc (NG)

Interests Notified by the Trustee of the National Grid Group Employee Share Trust

(Notification of Directors’ Technical Interests, Pursuant to Section 324 (2) of the Companies Act 1985)

NG today received a notification from Towers Perrin Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), operated in conjunction with National Grid plc Share Award Plan 2004 (the ‘Plan’). Executive Directors (Roger Urwin, Steve Holliday, Steve Lucas, Mike Jesanis, Edward Astle and Nick Winser) had ceased to be technically interested in 38,793 NG Ordinary shares, by virtue of the Trustee having transferred the shares to Plan participants on 1 September 2006.

(Note: For Companies Act purposes, the Executive Directors of NG are deemed to have a technical interest in all shares held in the Trust, together with all beneficiaries of the Trust. The interest ceases when shares are transferred to participants by the release of shares from the Trust under the Plan or under other employees’ share plans operated in conjunction with the Trust.)

Contact R W Kerner, Assistant Secretary (0207 004 3223)

National Grid plc (‘NG’)

25 August 2006

Notification of Directors’ Interests:

The Trustee of the National Grid USA Incentive Thrift Plan (‘Thrift Plan’) notified NG today that, following the reinvestment of the 2005/06 final dividend of $992.06, Mike Jesanis became interested in an additional 16.3559 ADSs (held in the Thrift Plan) purchased at $60.6546 per ADS on 23 August 2006.

NG yesterday received notification that following the operation of the NG Dividend Reinvestment Plan (DRIP), Sir John Parker became interested in an additional 102 ordinary shares purchased at £6.35 per share on 23 August 2006.

NG yesterday received notification that, following the operation of dividend reinvestment as part of the Lattice Group All Employee Share Ownership Plan, Steve Lucas became interested in an additional 21 ordinary shares purchased at £6.365 per share on 23 August 2006.

Notification of Directors’ Technical Interests, Pursuant to Section 324(2) of the Companies Act 1985:

NG yesterday received a notification from Towers Perrin Share Plan Services (Guernsey) Limited , as Trustee of both the National Grid Group Employee Share Trust and The National Grid plc 1996 Employee Benefit Trust (holding shares in conjunction with the Share Matching Plan), that following the purchases set out below Roger Urwin, Steve Holliday, Steve Lucas, Nick Winser and Edward Astle are deemed to have a technical interest in the new balances as stated:

Trust	Shares purchased	Price	Date purchased	Balance of shares held in trust
National Grid Group Employee Share Trust	400	£6.365	23/8/06	201,374
The National Grid plc 1996 Employee Benefit Trust	84	£6.365	23/8/06	57,369

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued US$ 47,500,000 Floating Rate Instruments due 2009 Series No 40, as part of the National Grid plc and National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme.

25 August 2006

Contact: Andrew Kluth (Tel: 020 7004 3365)